SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Quarterly Results – 1Q10” dated on May 12, 2010

Earnings Release – 1Q10
Telecomunicações de São Paulo S/A – TELESP
São Paulo, May 12, 2010

INDEX

HIGHLIGHTS	1
OPERATING REVENUES	3
OPERATING EXPENSES	5
FINANCIAL DATA	6
ADDITIONAL NOTES	9
CAPITAL MARKET	11
DIVIDENDS AND INTEREST ON OWN CAPITAL	12
INCOME STATEMENT	13
BALANCE SHEET	14
STATEMENT OF CASH FLOW	15
TARIFFS	16
SHAREHOLDING STRUCTURE AND CAPITAL STRUCTURE COMPOSITION	17

PRICES ON MAY 12, 2010

ON – TLPP3 – R$ 30.57
PN – TLPP4 – R$ 35.35
ADR – TSP – US$ 20.20
Market Cap – R$ 17,088.5 million

Telecomunicações de São Paulo S/A – TELESP (BM&FBOVESPA: TLPP3 and TLPP4, NYSE: TSP), releases today its consolidated results for the first quarter of 2010, presented for the first time in accordance with the International Accounting Standards (IFRS). As a result, there were some changes relating to the layout and evaluation that had been applied until December 31, 2009, as detailed in the Additional Notes item, note 3. The following controlled and wholly owned subsidiaries companies are consolidated by the Company: A. Telecom S.A., Telefônica Data S.A., Telefônica Sistema de Televisão S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações, Companhia ACT de Participações and Ajato Telecomunicações Ltda.

Since the beginning of 2010, the Company is recording an important improvement in its operating performance due to a significant reformulation in services quality occurred since the second half of 2009, with a complete review of processes, including the customer service, installation, maintenance, sales and post sales of its key products.

The results of this strategy are already shown in the performance posted in the first months of the year, with a significant drop in churn levels both in broadband and in fixed telephony, record net additions in broadband and, for the first time since the third quarter of 2008, net growth of line in services.

This evolution was achieved against a backdrop of strong efforts to maintain the Company’s service quality due to the intense rainfall occurred in the entire state of São Paulo at the beginning of 1Q10, the highest in the last 63 years, which impacted costs and expenses in the quarter.

The strong rise in the commercial activity is gradually being reflected in the financial performance of the Company.

OPERATING HIGHLIGHTS

Lines in Service – implemented in the second semester of 2009, the new operational model of Telesp with focus on quality improvement continues reflecting advances in the services and in customer’s satisfaction. In this context, we highlight the net additions of lines in service, both in March and in April, reversing the trend of previous years. This gain was largely due to lower churn, with a quarterly loss of just 60 thousand accesses, far below the average presented in 2009, which were 101 thousand accesses.

Broadband - offered under the brands “Speedy” and “Ajato”, reached 2.8 million of clients at the end of 1Q10, a net addition of 163 thousand customers in relation to 4Q09, the highest level registered since the launch of
Speedy. This evolution reflects the customer’s confidence on the commitment to quality reinforced in 2009 by the Company through the deployment of the stabilization plan and the network expansion and the reformulation of operational and commercial practices, beyond actions to encourage sales during the period. The improvement of this service keeps guarantying a significant reduction of churn, this quarter reaching its lowest level in recent years. It is important to highlight that 50% of the net additions recorded in the quarter were achieved in the month of March, due to the limited commercial activity in January and February as a consequence of the heavy rainfall mentioned above.

FINANCIAL HIGHLIGHTS

From this quarter the breakdown of Gross Operating Revenues will present net values of discounts granted. Consequently, the consolidated quarterly information of 1Q09 and 4Q09 were adjusted and presented for comparative purposes using the same criteria.

The Net Operating Revenues already showed a recovery trend when compared to previous quarters. It was observed a decrease of 1.7% when comparing 1Q10 x 1Q09, a reduction of 1.5 p.p. in comparison with the variation registered in the 4Q09 x 4Q08 basis. Such effects are explained by the increase of the broadband revenues, justified by the growth of customer base, reflecting the commitment to quality reinforced by the  Company in 2009, beyond actions to encourage sales. Despite of that, it was registered an increase of fixed and mobile ingoing traffic which has a positive in impact interconnection revenues. On the other hand, it was registered a revenue reduction of local fixed telephony, explained by a drop of VC1 and fixed-to-fixed traffic and a 3.3% decrease of the number of lines in service.

The EBITDA also showed a recovery trend when compared to previous quarters. When comparing 1Q10 x 1Q09, it is observed a reduction of 13.9% in comparison with a 18.2% decrease in the 4Q09 x 4Q08 basis. Following this trend, the EBITDA registered in the quarter a decrease of 11.4% in comparison with the 4Q09.

The EBITDA Margin in 1Q10 presents a 4.6 p.p. decrease when compared to 1Q09. This variation mainly reflects an increase of customer service expenses and network maintenance prioritizing the commitment to quality and customer’s satisfaction due to the damage caused by intense level of rainfall in the entire state of São Paulo at the beginning of 1Q10, the highest in the last 63 years. The margin was also affected by the reduction of fixed line revenues that in this quarter are not being offset by the increase in broadband revenue, impacted by the stoppage of sales in the second half of 2009.

The Capex in the first quarter of 2010 was R$357.4 million, 9.2% of the net operating revenues compared to 10.2% in the 1Q09. The lower churn in the period shows that the Company was able to improve significantly its quality metrics without major changes in the level of investments.

OPERATING REVENUES

The gross operating revenue in the first quarter of 2010 totaled R$5,265.0 million, a decrease of 3.4% when compared to the 1Q09 and 2.4% in relation of 4Q09. The variations are justified by the following items:

Fixed Telephony

Local: reached R$2,492.5 million in 1Q10, a decrease of 6.8% when compared to the 1Q09. This drop is mainly related to the drop of traffic VC1 and to the reduction of fixed-to-fixed traffic, besides the 3.3% reduction in the number of lines in service. On the other hand, it was registered a revenue increase by the exceeding traffic from alternative plans of fixed lines. In comparison with the 4Q09, the local fixed telephony revenues registered a decrease of 5.8%, mainly due to the natural seasonality of the period.

Domestic long distance: in 1Q10 totaled R$1,229.6 million, a decrease of 2.5% when compared to the 1Q09. This variation is mainly justified by the decrease of fixed-to-fixed (VC2 and VC3) and fixed-to-fixed traffic, partially offset by higher mobile ingoing traffic with the “15” use (selection code of the operator). When comparing 1Q10 x 4Q09, the domestic long distance revenues registered an increase of 3.1% justified by the higher mobile ingoing traffic with the “15” use.

International long distance: reached R$23.3 million in 1Q10, a decrease of 22.6% when compared to the 1Q09 and a reduction of 2.7% in relation to the 4Q09. Both effects are justified by a drop in traffic.

Interconnection revenues

In 1Q10 totaled R$133.2 million, an increase of 19.8% when compared to the 1Q09. This variation is related to a higher fixed and mobile ingoing traffic and to the tariff readjustment of 0.98% as of September, 2009. When comparing 1Q10 x 1Q09, it was a registered a reduction of 5.8%, mainly related to the decrease of mobile ingoing traffic as consequence of the commercial effort of mobile operators to encourage the on-net traffic, beyond the natural seasonality of the period.

Data Transmission

The data transmission revenues reached R$1,006.4 million in 1Q10, a rise of 2.5% when compared to the 1Q09. When comparing 1Q10 x 4Q09, these revenues registered an increase of 3.4%. Such variations are justified by the growth of customer base, reflecting the commitment to quality reinforced in 2009 by the Company, beyond actions of encourage sales.

Pay TV

In 1Q10 totaled R$124.5 million, registering an increase of 5.6% when compared to the 1Q09, from R$117.8 million to R$124.5 million due to the higher adherence to theme packages and pay-per-view in the premium segment. When comparing 1Q10 x 4Q09, the Pay TV revenues remained stable.

Others

In 1Q10 registered R$255.6 million, a decrease of 6.3% when compared to the 1Q09. This reduction is mainly justified by lower revenues from value added services and by lower additions from “Posto de Trabalho Informático”. When comparing 1Q10 x 4Q09 it was registered a reduction of 11.6% justified by a decrease of goods resale revenues, partially offset by a revenue increase explained by providing integrated solutions for the corporate segment.

OPERATING EXPENSES

The operating expenses in the first quarter of 2010 totaled R$2,618.2 million, an increase of 5.5% when compared to the 1Q09 and a rose of 2.5% in comparison with the 4Q09. The variations are justified by the following items:

Interconnection expenses: in 1Q10 totaled R$1,142.3 million, remaining stable in comparison with the 1Q09. When comparing with the 4Q09, it was registered an increase of 6.9% mainly explained by a higher mobile ingoing traffic with the “15” use (selection code of the operator), by the increase of infrastructure rental and by the VUM adjustment in February 2010 of 0.67%.

Personnel expenses: reached R$228.4 million in 1Q10, an increase of 9.1% when compared to the 1Q09, mainly because of labor indemnities, salaries readjustments of 4.5% in October, 2009 and higher base of employees in the period. When comparing with the 4Q09, it was observed a reduction of 2.5% explained by the recovery of values in the private pension fund.

Outsourcing expenses: reached R$958.9 million in 1Q10, an increase of 9.9% when compared to the 1Q09. This effect is mainly related to the increase of customer service expenses and network maintenance, prioritizing the commitment to quality and customer’s satisfaction, due to the damage caused by intense level of rainfall in the entire state of São Paulo at the beginning of 1Q10. When comparing to the 4Q09, it was registered a reduction of 5.3% mainly related to lower expenses with institutional advertising, because of the concentration of such campaigns in 4Q09, and a lower cost with the purchase of TV content by the reduction of subscriber base. On the other hand, it is observed an increase of customer service expenses and network maintenance.

Bad Debt Provisions: from R$141.3 million in 1Q09 to R$114.7 million in 1Q10, a decrease of 18.8%. As a percentage of the net operating revenues, the ratio decreases from 3.6% to 2.9%, respectively. When comparing 1Q10x 4Q09, this percentage improves from 3.0% to 2.9%. Both effects are explained by an improvement in the customer base profile through the Company's strong performance in its practice of commercial policy.

Taxes: reached R$95.5 million in 1Q10, a decrease of 12.2% when compared to the 1Q09. When comparing with 4Q09, taxes expenses reduced 9.4%. These effects are justified by the higher taxes recovery, the reduction of PIS and COFINS, as consequence of other operating revenues reduction and by the differential rate of ICMS in the purchase of use and consumption materials.

Investment gains (losses): in 1Q10 presented a positive result of R$4.5 million, compared to a positive result of R$5.7 million in 1Q09 and R$5.9 million in the 4Q09. These variations are justified by the effect of equity accounting of shareholding on Cable TV operators.

FINANCIAL DATA

Financial Investments: the Company invests the excess cash and cash equivalents of R$2,774.7 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term, based on the variation of the CDI, reducing the exposure of the domestic interest rate (CDI) over its net debt. The Company diversifies its exposure investing in different first line financial institutions, in accordance to the credit limits and diversification set on the Company’s current credit risk policy.

Loans, Financing and Debentures: on March 31, 2010, the Company had a liability of R$3,562.3 million, from which R$20.9 million were loans denominated in foreign currency raised at fixed interest rates (with swap for
%CDI rate), R$1,511.3 million in debentures paying interests based on the variation of the CDI rate + fixed spread of 0.35% (also with swap for %CDI rate) and the amount of R$2,030.1 million in loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

Debentures: on September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the Interbank Interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Câmara de Custódia
 Liquidação – CETIP, since the renegotiation date.

BNDES: on October 10, 2007, BNDES approved a credit up to R$2,034.7 millions for Telesp to realize investments in products and services that are produced domestically, from which R$2,004.1 million have already been drawn and the respective investments are approved and accepted by BNDES. In March, 2010 was released a tranche, in the amount of R$44.6 million, from which R$8.6 million at the cost of TJLP + 3.73% per year and R$36.0 million at the cost of TJLP + 1.73% per year (rate granted for investments that contain, simultaneously, national technology and production). These amounts were invested on network modernization and expansion of voice, data and video services.

LOANS AND FINANCING
(in thousand of reais)

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS
(in thousand of reais)
March '10
Year	Amount
2011	304,061
2012	407,016
2013	406,673
2014	404,085
From 2015	167,399
Total	1,689,236

NET FINANCIAL DEBT

(in million of Reais)	March '10	December '09	March '09
Short-term Debt	(1,873.1)	(1,767.6)	(256.3)
Long-term Debt	(1,689.2)	(1,752.4)	(3,214.4)
Total Debt	(3,562.3)	(3,520.0)	(3,470.7)
Net Derivatives Position	(27.2)	(31.1)	(2.3)
Debt (post-Derivative Operations)	(3,589.5)	(3,551.1)	(3,472.9)
Cash and Cash Equivalents	2,778.2	2,277.0	1,783.7
Net Debt	(811.3)	(1,274.0)	(1,689.2)

Net Debt / EBITDA (*)	0.14	0.22	0.26
Total Debt / EBITDA (*)	0.63	0.60	0.54
Total Debt / Market Cap	0.19	0.17	0.15

(*) The ratio was calculated over the EBITDA composed by the sum of the four previous quarters.

Derivatives: all Company’s financial derivative contracts aim the protection of exchange risk and fluctuations of interest rates related to financial debt, in accordance to the corporate policy of risk management. Following this, variations on risk factors result in an inverse effect intended to protection. Therefore, the Company  doesn’t have financial derivative instruments to speculation propose and the exchange financial equities are hedged.

On March 31, 2010, for protection of currency variations risk propose, 100% of the Company’s financial debt denominated in foreign currency was covered by asset positions of exchange hedge x “CDI” with fair value of R$20.9 million, equivalent to the fair value of this debt. On the same date, the Company had swap operations – CDI + spread x %CDI, with asset position of R$1,513.5 million and flows similar to the debentures’, to cover the risk of its fixed rate spread, with debentures (without premium) fair value of R$1,513.5 million. On March 31, 2010, the Company didn’t have anymore swap CDI x fixed rate contracts to partially cover the variation of domestic interest rates related to the liability position of derivatives exposed to CDI.

For the period ended on March 31, 2010, the derivative operations generated a positive net consolidated result of R$46.5 thousand, while the currency operations generated a negative net consolidated result of R$75.9 thousand, the operations to cover the debentures fixed spread generated a positive result of R$122.4 thousand.

On March 31, 2010 it was recognized a balance of R$0.4 million as asset and a balance of R$27.6 million as liability to reflect the derivatives position on the mentioned date.

DERIVATIVES POSITION
(in Reais thousand)
March '10
Swap Contracts	Fair Value
Assets
Foreign Currency	20,902.2
Variable Rate (CDI) + Spread	1,513,533.2
Liabilities
Variable Rate (CDI)	(48,494.1)
Variable Rate (CDI)	(1,513,124.0)
Asset balance	409.2
Liabilities balance	(27,591.8)

NET EXPOSURE
(in Reais thousand)

March '10
Operation	Risk	Exposure
Hedge (Long Position)	Derivatives (risk of USD decrease)	20,902.2
USD-denominated debt	Debts (risk of USD increase)	(20,899.4)
	Net Exposure	2.9
Hedge (Long Position)	Derivatives (risk of CDI decrease)	1,513,533.2
Debentures (CDI)	Debentures (risk of CDI increase)	(1,513,533.2)
	Net Exposure	0.0
Hedge (Short Position CDI)	Derivatives (risk of CDI increase)	(1,561,618.0)
Hedge (Long Position CDI)	Derivatives (risk of CDI decrease)	0.0
	Net Exposure	(1,561,618.0)
Net exposure on USD variation		2.9
Net exposure on CDI variation		(1,561,618.0)

The CDI net exposure (R$1,561.6 million) doesn’t reflect the total exposure to domestic interest rate, once the Company has, as a “natural hedge”, short term financial investments based on CDI variation (R$2,774.7 million on March 31, 2010).

Financial Result: Until the period ended on March 31, 2010, the financial result reached -R$33.9 million, improving R$11.9 million or 26.0% when compared to the same period of 2009, and improving R$17.3 million or 33.9% when compared to the previous quarter. The better result is mainly due to higher revenues with financial investments and to lower expenses with derivative operations.

ADDITIONAL NOTES

1) Recent Corporate Events

a) Corporate Restructuring involving A. Telecom S.A. – On December 30, 2009, Telesp´s 30th Extraordinary General´s Meeting approved the A. Telecom spun-off part and subsequent merger of spun-off part by Telesp. This transaction included the transfer of fixed assets and intangible rights related to a parcel of A. Telecom costumer’s base. The spun-off part merged by Telesp was in the amount of R$99 million. The mentioned merger didn´t increase the capital stock in the Company.

2) Tariffs readjustment occurred in 2010 and 2009

a) Fixed-to-Fixed Tariff – On September 11, 2009, through Edicts# 5,179 and 5,180, Agência Nacional de Telecomunicações - Anatel approved the tariff readjustment of the Serviço Telefônico Fixo Comutado - STFC, according to the criteria established in the Concession Contracts for Local and Domestic Long Distance Services, effective as of September 16, 2009. The tariff readjustments were 0.98%.

b) Fixed-to-Mobile Tariff – On February 9, 2010, through Edict# 971, Anatel approved the 0.98% tariff readjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 0.67%. The readjustments were effective as of
February 13, 2010.

3) Changes on the adopted accounting practices

The consolidated quarterly information ended on March, 31, 2010 is the first presented by the Company in accordance with the International Financial Reporting Standards (IFRS) issued by the IASB. Consequently, the consolidated quarterly information of 1Q09 and 4Q09 was adjusted and presented for comparative purposes using the same criteria. The adjustment of quarterly information to international accounting regulation was performed by applying IFRS 1 - First Time Adoption of International Financial Reporting Standards. Therewith, follow the main evaluation differences that impacted the financial statements at this time of transition:

a) Business Combinations: the Company chose not to retroactively apply the requirements of IFRS 3 - Business Combinations, maintaining the same classification of Brazilian GAAP prior to December 31, 2008. Since January 1, 2009 there weren’t operations that involved business combinations.

b) Revenue recognition: in accordance with IAS 18, revenue from services provided should be recognized in accordance with timing of the service. For purposes of IFRS, installation fee revenue shall be deferred and recognized in result during the client’s estimated period time in operational Indicators.

c) Post-employment benefits: The Company maintained its Brazilian GAAP accounting policy of immediate recognition of actuarial gains and losses. Under Brazilian GAAP, actuarial gains and losses are immediately recognized in result, whereas for IFRS purposes are recognized in Shareholder’s equity (other comprehensive results). For plans in surplus, according to Brazilian GAAP, assets with employee benefit plans can only be registered if it is clear that the surplus will be refunded to the sponsor. Consequently, considering the plan characteristics, it wasn’t recognized. According to IFRS, the Company recognized the assets resulting from surplus plans until the probable amount of future contributions reduction of the Company to these plans.

d) Proposed Dividend: according to the interpretation IFRIC 17, must be recognized a liability for dividend only when there is its effective deliberation by the administrative body responsible. Therefore, the proposed dividend above the minimum required by the Corporate Law that has not yet been definitely approved by the Ordinary General Shareholders' Meeting should remain in the Shareholders´ Equity in the account “Additional dividends proposed’.

e) Income tax: on the adjustments previously mentioned was consisted income tax and social contribution deferred, when applicable.

f) Reclassifications: There are other accounting criteria adopted for IFRS purposes that differ from those applied in Brazil, but did not affect the Shareholders´ Equity, only the presentation of the Balance Sheet. The adjustments made refer to:

- Reclassification of judicial deposits related to liabilities (provisions) – For purposes of IFRS, judicial deposits must remain in the asset.

- Reclassification of income tax and social contribution deferred – For IFRS purposes, the balance of income tax and social contribution deferred, assets and liabilities, should be recorded as non-current.

Additionally, there were changes in the form of presentation both revenue as well as operating expenses, as follow:

a) Revenues:

The breakdown of Gross Operating Revenues will present net values of discounts granted. In addition, were made the following groupings:

- Local: presents the sum of revenues from Monthly Subscription Fee, Installation Fee, Local Service, Public Telephony and Fixed-to-mobile revenues (VC1);

- Domestic long distance: presents the sum of Fixed-to-mobile revenues (VC2 and VC3), Public long distance telephony and Domestic long distance;

- International long distance: presents the sum of revenues from International public telephony and International long distance; and

- Data Transmission: presents the sum of Infrastructure rental revenues and data transmission.

b) Expenses

- Personnel expenses: starts to include provision of labor contingencies;

- Taxes: starts to include provision of tax contingencies;

- Other operating revenues (expenses): starts to include the materials costs, net income from sale of fixed asset and investment and starts to exclude the provision of labor and tax contingencies.

CAPITAL MARKET

Telesp has common shares (ON) and preferred shares (PN) traded on BM&FBOVESPA under the ticker symbols TLPP3 and TLPP4, respectively. The Company also has ADRs, which are traded on the NYSE, under ticker symbol TSP.

The shares TLPP3 and TLPP4 closed the quarter priced at R$32.57 and R$38.51, presenting, respectively, a quarter performance of -14.2% and -11.6% in comparison to Bovespa Index’s performance of 2.6%. The ADRs closed the quarter priced at US$22.48, presenting a quarter performance of -13.5% in comparison to Dow Jones Index’s performance of 2.9%.

The daily average volume of TLPP3 and TLPP4 between March, 2010 and December, 2009 was R$736.7 thousand and R$4,179.6 thousand, respectively. The ADR daily average volume for the same period was US$1,468.9 thousand.

The shares performances in the last two years are presented in the following graphic:

DIVIDENDS AND INTEREST ON OWN CAPITAL

In accordance to the Company’s Bylaws, the Company shall distribute dividends of at least 25% of adjusted net income for the year, provided that amounts are available, being preferred shares entitled to dividends 10%
higher that those attributed to common shares.

STATEMENT OF CASH FLOW

Unaudited consolidated figures (Reais Million)	1Q10	1Q09	Δ%
Cash and cash equivalents at beginning of the period	2,277.0	1,741.0	30.8
Net income of the period	403.0	483.4	(16.6)
Non-cash expenses (revenues)	676.3	773.2	(12.5)
Depreciation and amortization	568.7	650.8	(12.6)
Exchange variations on loans and financing	0.7	(27.1)	n.a.
Results of equity accounting	(4.5)	(5.7)	(20.3)
(Gain)/loss on asset sale	10.2	4.1	n.a.
Bad debt provision	114.7	141.3	(18.8)
Pension and other post-retirement benefit plans	(16.3)	4.6	n.a.
Others	3.0	5.1	(41.9)
Variations in operating assets	(44.2)	(167.9)	(73.7)
Net trade accounts receivable	99.9	(172.4)	n.a.
Other current assets	(62.8)	26.8	n.a.
Other non-current assets	(81.2)	(22.4)	n.a.
Variations in operating liabilities	(18.8)	(230.1)	(91.8)
Payroll and related accuruals	14.1	(42.6)	n.a.
Accounts payable and accurued expenses	(126.5)	(147.4)	(14.1)
Taxes	(36.1)	(62.8)	(42.5)
Other current liabilities	14.5	0.4	n.a.
Accured interest	(0.3)	(48.0)	(99.4)
Income and social contribution taxes	77.4	79.5	(2.6)
Labor, tax and civil provisions	32.8	1.8	n.a.
Other non-current liabilities	5.3	(11.1)	n.a.
Cash provided by operations	1,016.4	858.5	18.4
Cash flow from investing activities	(553.9)	(651.4)	(15.0)
Acquisition of fixed and intangible assets, net of donations	(556.6)	(652.7)	(14.7)
Cash from sales of fixed assets and investment	2.7	1.3	n.a.
Cash flow from financing activities	38.7	(164.4)	n.a.
Loans amortization	(2.8)	(192.3)	(98.5)
New loans obtained	44.6	0.0	n.a.
Net payment on derivative contracts	(3.1)	28.4	n.a.
Dividends and interest on own capital paid	(0.0)	(0.6)	(98.4)
Increase (decrease) in cash and cash equivalents	501.2	42.7	n.a.
Cash and cash equivalents at end of the period	2,778.2	1,783.7	55.8

Notes:

a) Effective as of September 16, 2009, the maximum net tariffs of Local Services, through Anatel's Edict# 5,180 of September 11, 2009, had an readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement.
b) Effective as of September 16, 2009, the maximum net tariffs of Domestic Long Distance Services, through Anatel's Edict# 5,179 of September 11, 2009, had an average readjustment of 0.98% throughout the sectors 31, 32 and 34, incorporating the productivity gain of 3.9%, according to the foreseen rules in the Concession Agreement.
c) Effective as of February, 13, 2010, the Fixed-to-Mobile tariffs, through Anatel´s Edict# 971 of February, 9, 2010, had readjustment of 0.98% for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 0.67%.

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.
Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.
The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: http://www15.telefonica.com.br/investidores/.

INVESTOR RELATIONS

Norair Ferreira do Carmo
Maria Tereza Ali Pelicano David
Carolina Fernandes Pontes Mada
Cristina Marini Teles
Luciana Nóri de Souza

(55 11) 3549-7200
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	May 13, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director